Exhibit 3.1

EXHIBIT A

The Amended and Restated Certificate of Incorporation of the Company is hereby amended by adding the following new paragraph immediately below the second paragraph of Section 1 of Article IV:

Reverse Stock Split. Immediately upon the filing and effectiveness (the “Reverse Split Effective Time”) pursuant to the DGCL of this amendment to this Amended and Restated Certificate of Incorporation, each forty (40) shares of Common Stock either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Reverse Split Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive such additional fraction of a share of Common Stock as is necessary to increase the fractional shares to a full share. Each certificate that immediately prior to the Reverse Split Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the treatment of fractional shares as described above. No changes are being made to the number of authorized shares.